SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Voyager Learning Company
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

077852-10-1
(CUSIP Number)

SPO Partners & Co.
591 Redwood Highway, Suite 3215
Mill Valley, California 94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067
(310) 712-6600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with resepct to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 25

CUSIP No. 077852-10-1
1	Name of Reporting Person: SPO Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,740,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,740,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,740,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 9.2%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 3 of 25

CUSIP No. 077852-10-1
1	Name of Reporting Person: SPO Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 2,740,000(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 2,740,000(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,740,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 9.2%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)   Power is exercised through its sole general partner, SPO Advisory Corp.

Page 4 of 25

CUSIP No. 077852-10-1
1	Name of Reporting Person: San Francisco Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 332,500(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 332,500(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 332,500
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.1%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 5 of 25

CUSIP No. 077852-10-1
1	Name of Reporting Person: SF Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 332,500(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 332,500(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 332,500
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.1%
14	Type of Reporting Person: PN

(1)   Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.

(2)   Power is exercised through its sole general partner, SPO Advisory Corp.

Page 6 of 25

CUSIP No. 077852-10-1
1	Name of Reporting Person: SPO Advisory Corp.
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 3,072,500(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 3,072,500(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,072,500
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 10.3%
14	Type of Reporting Person: CO

(1)   Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 2,740,000 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 332,500 of such shares.

(2)   Power is exercised through its four controlling persons, John H. Scully, William E. Oberndorf, William J. Patterson and Edward H. McDermott.

Page 7 of 25

CUSIP No. 077852-10-1
1	Name of Reporting Person: Bill and Susan Oberndorf Foundation
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 54,190(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 54,190(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 54,190
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.2%
14	Type of Reporting Person: CO

(1)   Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.

Page 8 of 25

CUSIP No. 077852-10-1
1	Name of Reporting Person: William and Susan Oberndorf Trust, dated 10/19/98
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 361,808(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 361,808(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 361,808
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 1.2%
14	Type of Reporting Person: OO

(1)   Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf.

Page 9 of 25

CUSIP No. 077852-10-1
1	Name of Reporting Person: John H. Scully
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,072,500(1)
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,072,500(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,072,500
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 10.3%
14	Type of Reporting Person: IN

(1)   These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 10 of 25

CUSIP No. 077852-10-1
1	Name of Reporting Person: William E. Oberndorf
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 36,121(1)
	8	Shared Voting Power: 3,488,498(2)
	9	Sole Dispositive Power: 36,121(1)
	10	Shared Dispositive Power: 3,488,498(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,524,619
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 11.79%
14	Type of Reporting Person: IN

(1)   14,121 of such shares underlie stock options, which have been included in the total number of shares in the class for determining percent of class, 20,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, and 2,000 of such shares are owned by Mr. Oberndorf solely in his capacity as trustee for the account of his children.

(2)   Of these shares, 3,072,500 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of four controlling persons of SPO Advisory Corp., 361,808 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee for the William and Susan Oberndorf Trust, dated 10/15/98, and 54,190 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a controlling person of the Oberndorf Foundation, a family foundation.

Page 11 of 25

CUSIP No. 077852-10-1
1	Name of Reporting Person: William J. Patterson
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,072,500(1)
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,072,500(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,072,500
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 10.3%
14	Type of Reporting Person: IN

(1)   These shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 12 of 25

CUSIP No. 077852-10-1
1	Name of Reporting Person: Edward H. McDermott
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: -0-
	8	Shared Voting Power: 3,072,500(1)
	9	Sole Dispositive Power: -0-
	10	Shared Dispositive Power: 3,072,500(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,072,500
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 10.3%
14	Type of Reporting Person: IN

(1)   These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of four controlling persons of SPO Advisory Corp.

Page 13 of 25

CUSIP No. 077852-10-1
1	Name of Reporting Person: Oberndorf Family Partners
2	Check the Appropriate Box if a Member of a Group:	(a) [ ] (b) [X]
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):	[ ]
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 20,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 20,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares:	[ ]
13	Percent of Class Represented by Amount in Row 11: 0.1%
14	Type of Reporting Person: PN

(1)   Power is exercised through its sole general partner, William E. Oberndorf.

Page 14 of 25

             This Amendment No. 5 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on February 19, 2003, as amended February 20, 2003, March 3, 2003, March 10, 2003 and August 7, 2003. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended. This Amendment No. 5 is being filed to add Edward H. McDermott as a Reporting Person, as a result of his becoming an additional controlling person of SPO Advisory Corp. William and Susan Oberndorf Trust, dated 10/19/98 is also hereby added as a Reporting Person.

Item 2.	Identity and Background.

              Item 2(a) is hereby amended and restated in its entirety as follows:

              (a)        The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners II, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), Bill and Susan Oberndorf Foundation, a California corporation (“O Foundation”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), William J. Patterson (“WJP”), Edward H. McDermott (“EHM”), Oberndorf Family Partners (“OFP”) and William and Susan Oberndorf Trust, dated 10/19/98 (“Oberndorf Trust”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., O Foundation, JHS, WEO, WJP, EHM, OFP and Oberndorf Trust are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. Cranberry Lake Partners, L.P., Netcong Newton Partners, L.P., The John and Irene Scully Trust, dated May 30, 1994, Phoebe Snow Foundation, Inc. and Vincent Scully (“VS”), who previously reported holdings under the Original 13D, as amended, have subsequently terminated their relationship with the other Reporting Persons and therefore are not reporting beneficial ownership of shares in this Amendment No. 5.

              Items 2(b) – (c) are hereby amended and restated in their entirety as follows:

              SPO

              SPO is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SPO, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”), certain information with respect to SPO Advisory Partners, the sole general partner of SPO, is set forth below.

              SPO Advisory Partners

              SPO Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SPO. The principal business address of SPO Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SPO Advisory Partners, is set forth below.

Page 15 of 25

              SFP

              SFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of SFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SF Advisory Partners, the sole general partner of SFP, is set forth below.

              SF Advisory Partners

              SF Advisory Partners is a Delaware limited partnership, the principal business of which is serving as the sole general partner of SFP. The principal business address of SF Advisory Partners, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to SPO Advisory Corp., the general partner of SF Advisory Partners, is set forth below.

              SPO Advisory Corp.

              SPO Advisory Corp. is a Delaware corporation, the principal business of which is serving as the general partner of each of SPO Advisory Partners and SF Advisory Partners. The principal address of SPO Advisory Corp., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JHS, WEO, WJP and EHM, the four controlling persons of SPO Advisory Corp., is set forth below.

              JHS

              JHS’ business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal address of SPO Partners & Co., which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is one of four controlling persons of SPO Advisory Corp., the corporate general partner of each of SPO Advisory Partners and SF Advisory Partners.

              WEO

              WEO’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WEO is one of four controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners. WEO is also a trustee for the William and Susan Oberndorf Trust, dated 10/15/98, the sole general partner of OFP and a controlling person of O Foundation.

Page 16 of 25

              WJP

              WJP’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. WJP is one of four controlling persons of SPO Advisory Corp., the corporate general partner of SPO Advisory Partners and SF Advisory Partners.

              EHM

              EHM’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co., a Delaware corporation. The principal business of SPO Partners & Co. is operating as an investment firm. The principal business address of SPO Partners & Co., which serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is one of four controlling persons of SPO Advisory Corp., the sole general partner of each of SPO Advisory Partners and SF Advisory Partners.

              OFP

              OFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of OFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO, the sole general partner of OFP, is set forth above.

              Oberndorf Trust

              Oberndorf Trust is a living trust, established for the benefit of WEO and his wife, Susan C. Oberndorf. WEO and Ms. Oberndorf are the trustees of Oberndorf Trust. The principal business address of Oberndorf Trust, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO is set forth above. Ms. Oberndorf’s business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Ms. Oberndorf’s present principal occupation is homemaker.

              O Foundation

              O Foundation is a non-profit California corporation, the principal purpose of which is to give charitable distributions. The principal business address of O Foundation, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO, the controlling person of O Foundation, is set forth above.

Page 17 of 25
Item 3.	Source and Amount of Funds or Other Consideration.

                Item 3 is hereby amended and restated in its entirety as follows:

                The source and amount of the funds used or to be used by the Reporting Persons to purchase the Shares are as follows:

Name	Source of Funds	Amount of Funds

SPO	Contributions from Partners	$69,837,587

SPO Advisory Partners	Not Applicable	Not Applicable

SFP	Contributions from Partners	$9,925,614

SF Advisory Partners	Not Applicable	Not Applicable

SPO Advisory Corp.	Not Applicable	Not Applicable

JHS	Not Applicable	Not Applicable

WEO	Personal Funds(1)	$68,120

WJP	Not Applicable	Not Applicable

EHM	Not Applicable	Not Applicable

OFP	Contributions from Partners	$566,162

O Foundation	Contributions from Shareholders	$1,807,237

Oberndorf Trust	Personal Fund(1)	$10,322,839

(1) As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Shares.

Page 18 of 25
Item 5.	Interest in Securities of the Issuer.

                Item 5 is hereby amended and restated in its entirety as follows:

              (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 29,894,561 total outstanding shares of Common Stock, as reported on the Issuer’s 10-K filed with the Securities and Exchange Commission on August 31, 2007, which is the last reported outstanding shares number by the Issuer.

              SPO

              The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,740,000 Shares, which constitutes approximately 9.2% of the outstanding Shares.

              SPO Advisory Partners

              Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,740,000 Shares, which constitutes approximately 9.2% of the outstanding Shares.

              SFP

              The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 332,500 Shares, which constitutes approximately 1.1% of the outstanding Shares.

              SF Advisory Partners

              Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 332,500 Shares, which constitutes approximately 1.1% of the outstanding Shares.

              SPO Advisory Corp.

              Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,072,500 Shares in the aggregate, which constitutes approximately 10.3% of the outstanding Shares.

Page 19 of 25

              JHS

              Because of his positions as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,072,500 Shares, which constitutes approximately 10.3% of the outstanding Shares.

              WEO

              Individually, and because of his positions as a control person of SPO Advisory Corp., sole general partner of OFP, trustee of the Oberndorf Trust trustee for the account of his children, and a controlling person of the O Foundation, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,524,619 Shares in the aggregate, which constitutes approximately 11.8% of the outstanding Shares.

              WJP

              Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,072,500 Shares in the aggregate, which constitutes approximately 10.3% of the outstanding Shares.

              EHM

              Because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,072,500 Shares, which constitutes approximately 10.3% of the outstanding Shares.

              O Foundation

              The aggregate number of Shares that O Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 54,190 Shares, which constitutes approximately 0.2% of the outstanding Shares.

              OFP

              The aggregate number of shares that OFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 20,000 Shares, which constitutes approximately 0.1% of the outstanding Shares.

              Oberndorf Trust

              The aggregate number of Shares that the Oberndorf Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 361,808, which constitutes approximately 1.2% of the outstanding Shares.

Page 20 of 25

              To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

              (b)

              SPO

              Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 Shares.

              SPO Advisory Partners

              Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,740,000 Shares.

              SFP

              Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,500 Shares.

              SF Advisory Partners

              Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 332,500 Shares.

              SPO Advisory Corp.

              Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,072,500 Shares in the aggregate.

Page 21 of 25

              JHS

              As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 3,072,500 Shares held by SPO and SFP in the aggregate.

              WEO

              As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS, WJP and EHM to vote or to direct the vote and to dispose or to direct the disposition of 3,072,500 Shares held by SPO and SFP in the aggregate. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 361,808 Shares held in the Oberndorf Trust, and 54,190 Shares held in the O Foundation. Individually, and because of his position as the sole general partner of OFP, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,121 Shares underlying stock option and 20,000 Shares held by Oberndorf Family Partners. Solely in his capacity as trustee for the account of his children, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,000 Shares held by his children.

              WJP

              As one of four controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 3,072,500 Shares held by SPO and SFP in the aggregate.

              O Foundation

              Acting through its controlling persons, O Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 54,190 Shares.

              OFP

               OFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,000 Shares.

              Oberndorf Trust

              Acting through its trustees, Oberndorf Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 361,808 Shares in the aggregate.

Page 22 of 25

              (c)     During the past 60 days, the Reporting Persons purchased Shares in open market transactions on the Over The Counter Bulletin Board as set forth on Schedule I attached hereto. Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Shares during the past 60 days.

              (d)     Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

              (e)     Not applicable.

Item 7.	Material to be Filed as Exhibits.

                Item 7 is hereby amended and restated in its entirety as follows:

                Exhibit A - Agreement pursuant to Rule 13d-1(k)

                Exhibit B - Power ot Attorney

Page 23 of 25

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 12, 2008

By:	/s/ Kim M. Silva

Kim M. Silva
Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
WILLIAM E. OBERNDORF (1)
WILLIAM J. PATTERSON (1)
EDWARD H. MCDERMOTT (2)
OBERNDORF FAMILY PARTNERS (1)
BILL AND SUSAN OBERNDORF FOUNDATION (1)
WILLIAM AND SUSAN OBERNDORF
TRUST, DATED 10/19/98 (2)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity is filed as Exhibit B.
Page 24 of 25

SCHEDULE I TO SCHEDULE 13D

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share	Where/How Transaction Effected
None.
Page 25 of 25

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1(k)
B	Power of Attorney